Pricing Supplement No. J834
To the Underlying Supplement dated June 30, 2017,

Product Supplement No. JPM-III dated June 30, 2017,
Prospectus Supplement dated June 30, 2017 and
Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 April 6, 2018
Structured Investments	Credit Suisse $5,000,000 Buffered Return Enhanced Notes due February 23, 2023 Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index
•	The notes are designed for investors who seek a leveraged return at maturity linked to the performance of lowest performing of the S&P 500® Index and the Russell 2000® Index up to a Maximum Return on the notes of 64%. Investors should be willing to forgo interest and dividend payments and, if the Final Level of the Lowest Performing Underlying is less than its Buffer Level, be willing to lose up to 87% of their investment. If the Final Level of the Lowest Performing Underlying is greater than or equal to its Buffer Level, at maturity investors will receive the principal amount of their notes and will participate in the leveraged positive performance of the Lowest Performing Underlying relative to its Buffer Level, subject to the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	The Initial Level of each Underlying is determined by averaging the closing levels of such Underlying on each trading day over an approximately three month period beginning on the Pricing Date and ending on July 6, 2018. The Final Level of each Underlying is determined by averaging the closing levels of such Underlying on each trading day over an approximately three month period beginning on November 17, 2022 and ending on February 17, 2023. The notes are therefore significantly different from similar notes that measure the point to point performance of the Underlyings.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing February 23, 2023.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the notes was determined on April 6, 2018 (the “Pricing Date”), and the notes are expected to settle on April 11, 2018 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The notes are linked to the performance of the lowest performing of the S&P 500® Index and the Russell 2000® Index. For additional information about the Underlyings, see the information set forth under “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” and “The Reference Indices—The FTSE Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement.
Upside Leverage Factor:	1.60
Payment at Maturity:	• If the Final Level of the Lowest Performing Underlying is greater than or equal to its Buffer Level, your payment per $1,000 principal amount of notes will equal $1,000 plus the product of $1,000 and the lesser of (i) the Maximum Return and (ii) the product of (a) the Underlying Return of the Lowest Performing Underlying and (b) the Upside Leverage Factor.
If the Underlying Return of the Lowest Performing Underlying is greater than or equal to 40%, you will receive the maximum payment at maturity of $1,640 for every $1,000 principal amount of notes that you hold.
• If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will lose an amount equal to 1% of the principal amount of your notes for every 1% that the Final Level of the Lowest Performing Underlying is less than its Buffer Level and your payment at maturity per $1,000 principal amount of notes will be calculated as follows:
$1,000 + (1,000 × Underlying Return of the Lowest Performing Underlying)
Your investment will be fully exposed to any decline in the Lowest Performing Underlying beyond its Buffer Level. You will lose up to $870 for each $1,000 of your investment at maturity if the Final Level of the Lowest Performing Underlying declines from its Initial Level beyond its Buffer Level.
Maximum Return:	64%
Buffer Level:	For each Underlying, 87% of the Initial Level.

(“Key Terms” continued on next page)

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$5,000,000	$50,000	$4,950,000

(1) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $10 per $1,000 principal amount of the notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date is $992.60 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

April 6, 2018

(continued from previous page)

Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the performance of such Underlying relative to its Buffer Level, calculated as follows:
Final Level – Buffer Level
Initial Level
The Underlying Return for each Underlying may be positive or negative.
Initial Level:	For each Underlying, the arithmetic average of the closing levels of such Underlying on each trading day during the Initial Valuation Period. For the purpose of the accompanying product supplement, each trading day during the Initial Valuation Period shall be a “calculation date.”
Initial Valuation Period:	From and including the Pricing Date to and including July 6, 2018.
Final Level:	For each Underlying, the arithmetic average of the closing levels of such Underlying on each trading day during the Final Valuation Period. For the purpose of the accompanying product supplement, each trading day during the Final Valuation Period shall be a “calculation date.”
Final Valuation Period:	From and including November 17, 2022 to and including February 17, 2023 (the “Final Valuation Date”).
Maturity Date:	February 23, 2023, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if the Final Valuation Date is postponed for any reason. For the avoidance of doubt, the first paragraph under the heading “Description of the Notes—Postponement of calculation dates—Postponement of payment dates and the maturity date” in the accompanying product supplement shall not apply to the notes. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22550WNV5

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

•	Product Supplement No. JPM-III dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006322/dp77792_424b2-jpm3.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement  and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Hypothetical Payments at Maturity for Each $1,000 Principal Amount of Notes

The following table and examples illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlyings, assuming an Upside Leverage Factor of 1.60, a Maximum Return of 64% and a Buffer Level for each Underlying of 87% of the Initial Level of such Underlying. The actual Upside Leverage Factor and Maximum Return are set forth in “Key Terms” herein. The hypothetical results set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the actual Initial Level and Final Level for each Underlying. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Return on the Notes	Payment at Maturity
100%	113%	64%	$1,640
90%	103%	64%	$1,640
80%	93%	64%	$1,640
70%	83%	64%	$1,640
60%	73%	64%	$1,640
50%	63%	64%	$1,640
40%	53%	64%	$1,640
30%	43%	64%	$1,640
27%	40%	64%	$1,640
20%	33%	52.80%	$1,528
10%	23%	36.80%	$1,368
0%	13%	20.80%	$1,208
−10%	3%	4.80%	$1,048
−13%	0%	0%	$1,000
−14%	−1%	−1%	$990
−20%	−7%	−7%	$930
−30%	−17%	−17%	$830
−40%	−27%	−27%	$730
−50%	−37%	−37%	$630
−60%	−47%	−47%	$530
−70%	−57%	−57%	$430
−80%	−67%	−67%	$330
−90%	−77%	−77%	$230
−100%	−87%	−87%	$130

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated.

Example 1: The level of the Lowest Performing Underlying increases by 50% from its Initial Level to its Final Level. Because the Final Level of the Lowest Performing Underlying is greater than its Buffer Level and the Underlying Return of 63% multiplied by the Upside Leverage Factor exceeds the Maximum Return of 64%, the investor receives a payment at maturity of $1,640 per $1,000 principal amount of notes, the maximum payment on the notes.

Underlying Return of the Lowest Performing Underlying	=	Final Level – Buffer Level Initial Level
	=	63%
Payment at maturity	=	$1,000 + [$1,000 × (lesser of (i) Maximum Return and (ii) Underlying Return × Upside Leverage Factor)]
	=	$1,000 + [$1,000 × (lesser of (i) 64% and (ii) 100.80%)]
	=	$1,640

Example 2: The level of the Lowest Performing Underlying increases by 10% from its Initial Level to its Final Level. Because the Final Level of the Lowest Performing Underlying is greater than its Buffer Level and the Underlying Return of 23% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 64%, the investor receives a payment at maturity of $1,368 per $1,000 principal amount of notes calculated as follows:

Underlying Return of the Lowest Performing Underlying	=	Final Level – Buffer Level Initial Level
	=	23%
Payment at maturity	=	$1,000 + [$1,000 × (lesser of (i) Maximum Return and (ii) Underlying Return × Upside Leverage Factor)]
	=	$1,000 + [$1,000 × (lesser of (i) 64% and (ii) 36.80%)]
	=	$1,368

Example 3: The level of the Lowest Performing Underlying decreases by 10% from its Initial Level to its Final Level. Because the Final Level of the Lowest Performing Underlying is greater than its Buffer Level and the Underlying Return of 3% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 64%, the investor receives a payment at maturity of $1,048 per $1,000 principal amount of notes calculated as follows:

Underlying Return of the Lowest Performing Underlying	=	Final Level – Buffer Level Initial Level
	=	3%
Payment at maturity	=	$1,000 + [$1,000 × (lesser of (i) Maximum Return and (ii) Underlying Return × Upside Leverage Factor)]
	=	$1,000 + [$1,000 × (lesser of (i) 64% and (ii) 4.80%)]
	=	$1,048

Example 4: The level of the Lowest Performing Underlying decreases by 20% from its Initial Level to its Final Level. Because the Final Level of the Lowest Performing Underlying is less than its Buffer Level, the Underlying Return is negative and the investor receives a payment at maturity of $930 per $1,000 principal amount of notes calculated as follows:

Underlying Return of the Lowest Performing Underlying	=	Final Level – Buffer Level Initial Level
	=	-7%
Payment at maturity	=	$1,000 + ($1,000 × Underlying Return)
	=	$1,000 + ($1,000 × -7%)
	=	$930

Selected Purchase Considerations

•	INITIAL VALUATION PERIOD AND FINAL VALUATION PERIOD — The Initial Level of each Underlying will be the arithmetic average of the closing levels of such Underlying on each trading day over an approximately three month period beginning on the Pricing Date and ending on July 6, 2018. In addition, the Final Level of each Underlying will be the arithmetic average of the closing levels of such Underlying on each trading day over an approximately three month period beginning on November 17, 2022 and ending on the Final Valuation Date. The notes are different from similar notes that measure the point to point performance of the Underlyings.

•	LIMITED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by 1.60, up to the Maximum Return on the notes of 64%. Accordingly, the maximum amount payable at maturity for every $1,000 principal amount of notes is $1,000 plus $1,000 multiplied by the Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•	LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Final Level of the Lowest Performing Underlying, as compared to its Initial Level, of up to 13%. If the Final Level of the Lowest Performing Underlying declines by more than 13% of its Initial Level, for each 1% decline of the Lowest Performing Underlying beyond its Buffer Level, you will lose an amount equal to 1% of the principal amount of your notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlyings or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Underlyings. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal amount. You could lose up to $870 per $1,000 principal amount of notes. The return on the notes at maturity is linked to the performance of the Underlyings and will depend on whether, and the extent to which, the Underlying Return of the Lowest Performing Underlying is positive or negative. If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will lose 1% of your principal for each 1% decline in the Final Level of the Lowest Performing Underlying as compared to its Initial Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlyings. Because the payment due at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Level of the Lowest Performing Underlying is greater than its Buffer Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Lowest Performing Underlying, which may be significant. We refer to this percentage as the Maximum Return. Accordingly, the maximum amount payable at maturity for every $1,000 principal amount of notes is $1,000 plus $1,000 multiplied by the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	THE INITIAL LEVEL OF EACH UNDERLYING WILL BE DETERMINED AFTER THE PRICING DATE OF THE NOTES — The Initial Level of each Underlying will equal the arithmetic average of the closing levels of such Underlying on each trading day during the Initial Valuation Period. As a result, the Initial Level of each Underlying will not be determined, and neither you nor we can be certain of what the Initial Level of any Underlying will be until after the Pricing Date and Settlement Date of the notes. The Initial Level of any Underlying could be significantly different (higher or lower) than the closing level of such Underlying on the Pricing Date.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE INITIAL LEVEL AND FINAL LEVEL OF EACH UNDERLYING COULD REDUCE YOUR RETURN — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of each Underlying from the Pricing Date to the Final Valuation Date. This is because (i) the Initial Level of each Underlying will be the arithmetic average of the closing levels of such Underlying on each trading day during the Initial Valuation Period and (ii) the Final Level of each Underlying will be the arithmetic average of the closing levels of such Underlying on each trading day during the Final Valuation Period. Because of this averaging convention, the Initial Level of each Underlying could be higher than the closing level of such Underlying on the Pricing Date and the Final Level of each Underlying could be less than the closing level of such Underlying on the Final Valuation Date. Either of these situations would increase the chance that the Final Level of the Lowest Performing Underlying is less than its Buffer Level and therefore your chance of losing a significant portion of your initial investment. For example, if the Final Level of the Lowest Performing Underlying is less than its Buffer Level and less than its closing level on the Final Valuation Date, you would lose a greater portion of your investment than you would have if the notes measured the Final Level on the Final Valuation Date alone.

In addition, the averaging convention and the length of each valuation period mean that your exposure to the Underlyings is diluted. Any beneficial movements in the level of an Underlying will be mitigated by the performance of such Underlying during the rest of the valuation period.

•	THE PROBABILITY THAT THE FINAL LEVEL OF THE LOWEST PERFORMING UNDERLYING WILL BE LESS THAN ITS BUFFER LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYINGS — “Volatility” refers to the frequency and magnitude of changes in the levels of the Underlyings. The greater the expected volatility with respect to the Underlyings on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Level of the Lowest Performing Underlying could be less than its Buffer Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of each Underlying as of the Pricing Date. The volatility of the Underlyings can change significantly over the term of the notes. The level of the Underlyings could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE UNDERLYINGS — The notes are linked to the individual performance of each Underlying. As such, the notes will perform poorly if only one of the Underlyings performs poorly. For example, if one Underlying appreciates from its Initial Level to its Final Level, but the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will be exposed to the depreciation of the Lowest Performing Underlying and you will not benefit from the performance of any other Underlying. Each additional Underlying to which the notes are linked increases the risk that the notes will perform poorly. By investing in the notes, you assume the risk that the Final Level of at least one of the Underlyings will be less than its Buffer Level, regardless of the performance of any other Underlying.

It is impossible to predict the relationship between the Underlyings. If the performances of the Underlyings exhibit no relationship to each other, it is more likely that one of the Underlyings will cause the notes to perform poorly. However, if the performances of the equity securities included in each

Underlying are related such that the performances of the Underlyings are correlated, then there is less likelihood that only one Underlying will cause the notes to perform poorly. Furthermore, to the extent that each Underlying represents a different market segment or market sector, the risk of one Underlying performing poorly is greater. As a result, you are not only taking market risk on each Underlying, you are also taking a risk relating to the relationship among the Underlyings.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	THE NOTES ARE LINKED TO THE RUSSELL 2000® INDEX AND ARE SUBJECT TO THE RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES — The Russell 2000® Index is composed of equity securities issued by companies with relatively small market capitalization. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large-capitalization companies. In addition, small-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the Russell 2000® Index may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlyings. We, any dealer or our or their respective affiliates may also trade in instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date is less than the Price to Public.” Therefore, in addition to the levels of any Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the expected and actual volatility of the Underlyings;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the notes;

o	the dividend rate on the equity securities included in the Underlyings;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlyings or markets generally and which may affect the levels of the Underlyings; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings. The return on your investment is not the same as the total return based on the purchase of shares of the equity securities that comprise the Underlyings.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlyings.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the closing levels of each Underlying from January 2, 2013 through April 6, 2018. We obtained the historical information below from Bloomberg, without independent verification. The price source for determining the Final Level of the S&P 500® Index will be the Bloomberg page “SPX <Index>” or any successor page. The price source for determining the Final Level of the Russell 2000® Index will be the Bloomberg page “RTY <Index>” or any successor page.

You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the notes. Any historical trend in the levels of the Underlyings during any period set forth below is not an indication that the levels of the Underlyings are more or less likely to increase or decrease at any time over the term of the notes.

For additional information on the S&P 500® Index and the Russell 2000® Index, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” and “The Reference Indices—The FTSE Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement. In addition, as of July 31, 2017, the securities of companies with multiple shares class structures are no longer eligible to be added to the S&P 500® Index, but securities already included in the S&P 500® Index have been grandfathered and are not affected by this change. The change also does not affect any new public company spun off from a current constituent of the S&P 500® Index.

The closing level of the S&P 500® Index on April 6, 2018 was 2604.47.

The closing level of the Russell 2000® Index on April 6, 2018 was 1513.297.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes.  In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes.  However, there is uncertainty regarding this treatment.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement and the discussion below about the payment at maturity, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

If, prior to maturity, the payment at maturity becomes substantially fixed or subject to a minimum level due to the notes’ averaging feature, the IRS could treat the notes as being terminated and reissued for U.S. federal income tax purposes and require you to recognize taxable gain in respect of any appreciation in your notes at that time. Our counsel believes that it is more likely than not that such treatment will not apply, and that you will instead recognize any gain at maturity or an earlier disposition of the notes as described above. You should consult your tax advisor regarding the treatment of the notes in such an event.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein.  In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected.  Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance.  In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts.  Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders.  Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity.  Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination.  Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate.  You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $10 per $1,000 principal amount of notes. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.  Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated February 14, 2018 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on February 14, 2018. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG.  In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated February 14, 2018, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on February 14, 2018.  Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse